January 24, 2018

Ms. Kimberly Browning Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Second Nature Series Trust; File Nos. 333-216601, 811-23266

Dear Ms. Browning:

Per your request, attached is the marked draft-copy of Second Nature Series Trust’s Registration Statement to accompany my letter to you dated January 17, 2018.  Please let me know if you have any questions or require anything further.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:  JoAnn M. Strasser, Esq.

Philip.Sineneng@ThompsonHine.com F: 614.469.3361 O: 614.469.3217js